DEFINITIVE ASSET PUCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made this 1st day of November 2024

BETWEEN:

RED METAL RESOURCES LTD., a corporation existing under the laws of the Province of British Columbia with an office at: 820 – 1130 Pender Street West, Vancouver, BC, V6E 4A4, Canada.

(the “Purchaser”)

- and -

STIRLING HYDROGEN INC. a corporation existing under the laws of the Province of Ontario with an office at: 115 – 2 Toronto Street, Toronto, Ontario, M5C 2B5, Canada.

(the “Vendor”)

Purchaser and Vendor are collectively the “Parties”, and each a “Party”.

RECITALS:

A.The Vendor own certain Quebec mining claims and claims applications defined below in Schedule A (the “Assets”); and

B.The Vendor wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Vendor, the Assets, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties covenant and agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1Entire Agreement

This Letter of Intent (the “Agreement”) and other documents required to be delivered pursuant to this Agreement constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.2Schedules

The schedules to this Agreement, listed below, are an integral part of this Agreement:

ScheduleDescription

Schedule AThe Assets

ARTICLE 2

PURCHASE AND SALE

2.1Purchase and Sale

On and subject to the terms and conditions of this Agreement, at the Closing, the Vendor shall sell, and the Purchaser shall purchase, legal and beneficial ownership of the Assets free and clear of all encumbrances, and with all rights and benefits attaching thereto.

2.2

ARTICLE 3

PURCHASE PRICE

3.1Purchase Price

The aggregate amount payable by the Purchaser for the Assets shall be $5,000 CAD, exclusive of all applicable sales and transfer Taxes (the “Purchase Price”). Purchase Price shall be satisfied by the delivery of the $5,000 CAD payment.

3.2Closing

The Purchaser shall pay an aggregate of $5,000 CAD to the Vendor upon signing of this Agreement and will be held in trust or transferred to the Purchaser’s GESTIM Quebec Mineral Titles account, as full and final consideration for the Assets.

ARTICLE 4

INDEMNIFICATION

4.1Indemnification by the Vendor

(a)The Vendor shall indemnify and save harmless the Purchaser, and its directors, officers, agents, employees and shareholders (collectively referred to as the “Purchaser Indemnified Parties”), on an after-Tax basis, from and against all claims, whether or not arising due to third party claims, which may be made or brought against Purchaser Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to:

(i)any non-fulfilment or breach of any covenant on the part of the Vendor contained in this Agreement or in any certificate or other document furnished by or on behalf of the Vendor pursuant to this Agreement;

4.2Indemnification by the Purchaser

(a)The Purchaser shall indemnify and save harmless the Vendor, and their respective directors, officers, agents, employees and shareholders (collectively referred to as the “Vendor Indemnified Parties”), on an after-Tax basis, from and against all claims, whether or not arising due to third party claims, which may be made or brought against Vendor Indemnified Parties, or which they may suffer or incur, directly or indirectly, as a result of or in connection with or relating to any non-fulfilment or breach of any covenant on the part of the Purchaser contained in this Agreement or in any certificate or other document furnished by or on behalf of the Purchaser pursuant to this Agreement;

Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the Indemnified Party to the Indemnifying Parties prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

ARTICLE 5

GENERAL

5.1Public Notices

The Vendor acknowledge that the Purchaser will be required by securities laws and regulations to make a public announcement in respect of this Agreement and the transactions contemplated hereby.

5.2Expenses

Each of the Parties shall pay all of their respective costs and expenses (including the fees and disbursements of legal counsel and other advisers) incurred by them in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

5.3Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)in the case of a Notice to the Vendor at:

115 – 2 Toronto Street, Toronto, Ontario, M5C 2B5, Canada.

Attention: Janet Specogna

E-mail: johnspecogna@gmail.com

(b)in the case of a Notice to the Purchaser at:

Red Metal Resources Ltd.

820-1130 Pender Street Vancouver, BC Canada V6E 4A4

Attention: Caitlin Jeffs

E-mail: caitlin.jeffs@redmetalresources.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day (Monday to Friday with the exception of BC holidays) prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

5.4Assignment

The Purchaser shall be entitled to assign all of their rights and obligations under this Agreement to any of its affiliates. Except for such permitted assignment by the Purchaser to any of its affiliates, no Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of each of the other Parties.

5.5Enurement

This Agreement enures to the benefit of and is binding upon the Parties and, as applicable, their respective heirs, attorneys, guardians, estate trustees and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

5.6Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

5.7Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing.

5.8Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by electronic means and all such counterparts and electronic deliveries together constitute one and the same agreement.

5.9Governing Law

This Agreement is a contract made under and shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of British Columbia situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.10Independent Legal Advice

The Parties acknowledge that they have executed this Agreement without any undue stress, fear, duress, improper understanding, misrepresentation, coercion, undue influence or false inducement and each further acknowledge that they are entitled, and have been advised, to seek independent legal advice and confirm that by executing this Agreement, they have either sought such independent legal advice or have expressly waived their right to do so.

5.11Severability

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

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IN WITNESS OF WHICH the Parties have executed this Agreement.

THE VENDOR:

STIRLING HYDROGEN INC.

By: /s/ Janet Specogna

Name: Janet Specogna

Title: President

THE PURCHASER:

RED METAL RESOURCES LTD.

By: /s/ Caitlin Jeffs

Name: Caitlin Jeffs

Title: President & CEO

SCHEDULE A

Ville Marie Hydrogen Claims, Quebec, Canada

These mineral claim applications are immediately contiguous to Quebec Innovative Materials Corp. (QIMC-V). QI Materials Témiscamingue property offers similar geology to the recent large natural hydrogen Ramsey Project discovery by Gold Hydrogen Ltd. in South Australia.

Quebec Innovative Materials Corp. (“QIMC”) Project Page: https://qimaterials.com/ville-marie/

4 Mineral Titles and Numbers”

CDC 2837470

CDC 2837471

CDC 2837472

CDC 2837473

Issued on: 10-09-2024

Expiry on: 10-08-2027

4 claim blocks totaling approximately 232 hectares to the NORTH of QIMC 100% Ownership, located in mining friendly Province of Quebec, Canada Contiguous to Quebec Innovative Materials Corp (QIMC:CSE)

Access: 15 km north of town of Ville Marie, located between two major mining cities. Property accessible by road (Route 101)

ABOUT THE AREA AND GEOLOGY

The Temiscamingue graben area is severely affected by seismicity and normal faulting related to extensional processes still active today (Fig. below). Such structures may be important in allowing the transfer of gases from deep sources to shallow environments. For H2 and He exploration, these faults must be well located in space (Lidar, AMT, gravity, magnetometric surveys) and geophysical surveys must be carried out in order to verify the vertical extension (in depth) of the faults. The deeper these structures are, the greater the potential for gas transfer.